Resin Systems Announces Equity Offering

Calgary, Alberta, June 30, 2008: Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB) today announced that it intends to complete the private placement of up to 9,615,385 common shares of RS at a price of $1.04 per share for total gross proceeds of up to $10 million. It is anticipated that closing of the private placement will occur on or about July 21, 2008. Completion of the private placement is subject to certain conditions including the receipt of all necessary regulatory approvals. All of the common shares issuable pursuant to the private placement will be subject to a hold period in Canada of four months and one day from the closing date and any common shares issued in the United States will be "restricted securities" under applicable United States securities laws.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

For further information please contact:

Resin Systems Inc.

Dimitrios (Jim) Leonidas, Chief Financial Officer

Tel: (403) 219-8000 Fax: (403) 219-8001

Email: info@grouprsi.com